

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 14, 2007

Scot W. Melland
President and Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

> **Re: Dice Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2007**
> **File No. 333-141876**

Dear Mr. Melland:

In the interest of time, we are sending you the following comments. Please note that we are still reviewing this amendment and if we have further comments, we will send those in a separate letter to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies, page 51

1. We note your revised disclosure in response to comment 7 in our letter dated June 4, 2007. Please revise your disclosure to clarify why you believe it is appropriate to exclude the amortization of intangible assets from your discounted cash flow analysis. Furthermore, please also clarify your disclosure to state, if correct, that the 40% operating profit margin does take into consideration cash expenditures for product development, other technological updates and advancements related to your websites, candidate databases, et cetera.

2. We note your revised disclosure in response to comment 14 in our letter dated June 4, 2007. Please provide a more comprehensive explanation of the factors that support a marketability discount of 40% as of January 31, 2007. Such explanation should also discuss the timing of when you began contemplating your IPO. Please refer to Todd Hardiman's speech on December 6, 2004 at the 2004 AICPA National Conference on Current SEC and PCAOB Developments for additional guidance. Finally, please include a sensitivity analysis for the 40% marketability discount. Specifically, please disclose the amount of additional compensation expense you would need to recognize over the vesting period using a 20% marketability discount for the stock options granted on January 31, 2007,

including the amount of additional annual compensation expense you would have recognized.

3. Please revise your disclosure to state how you estimated the fair value of your common stock in connection with your May 9, 2007 grant date. Please ensure your disclosure addresses all stock option grants that occur during fiscal year 2007 through the date of your IPO. We also remind you that once you have determined your IPO price range, you will need to include robust disclosure addressing each of the significant factors contributing to the difference between the fair value of your common stock at the most recent grant date and the estimated IPO price range. The greater the difference between the estimated fair value at the most recent grant date and your IPO price range the more comprehensive your disclosure will need to be.

Results of Operations, page 57

4. We note your response to comment 15 in our letter dated June 4, 2007 that you do not believe that the combined presentation for fiscal year 2005 violates Item 10(e) of Regulation S-K. It remains unclear to us how you arrived at this conclusion given that you are summing the financial results of two incomparable periods (i.e., the predecessor and successor periods) to arrive at a full year presentation. Furthermore, it is unclear to us how you have provided a reconciliation of the non-GAAP measure and the most directly comparable US GAAP measure, as there is no directly comparable US GAAP measure for the full year period. As such, please revise your MD&A results of operations discussion to remove the combined financial information presentation, as previously requested.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019-6064